June 23, 2021

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:       David Manion
DeCarlo McLaren

Re:	Guggenheim Strategic Opportunities Fund (File No. 333-255687) (the “Registrant”)
Dear Messrs. Manion and McLaren:
On behalf of the Registrant, we wish to respond by this letter to a comment of the U.S. Securities and Exchange Commission (the “SEC”) staff on the proxy statement/prospectus filed June 21, 2021, on Form N-14 (the “Proxy Statement/Prospectus”) under the Securities Act of 1933, as amended, on behalf of the Registrant, conveyed via a telephone conversation between Mr. Manion and Brooke Clark of Dechert LLP on June 22, 2021.  Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted.  A summary of the SEC staff’s comment followed by the response of the Registrant is set forth below.
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Comment:   Please supplementally confirm that the amounts shown in the expense examples in the Proxy Statement/Prospectus include acquired fund fees and expenses or please update such examples to include acquired fund fees and expenses.

Response:   The Registrant has updated the expense examples to include acquired fund fees and expenses, as shown below.
The following example is intended to help you compare the costs of investing in the common shares of the Combined Fund pro forma if the Mergers are completed with the costs of investing in GPM, GGM and the Acquiring Fund without the Mergers. An investor in common shares would pay the following expenses on a $1,000 investment, assuming (1) the Total Expense Ratio (Including Interest Expenses) for each Fund set forth in the total expenses table above and (2) a 5% annual return throughout the period:

	1 Year	3 Years	5 Years	10 Years
GPM (Target Fund)	$19.19	$59.39	$102.13	$221.15(1)
GGM (Target Fund)	$22.21	$68.51	$117.46	$252.37
GOF (Acquiring Fund)	$18.79	$58.17	$100.07	$216.92
Pro Forma Combined Fund (GPM into GOF)	$19.60	$60.61	$104.18	$225.37
Pro Forma Combined Fund (GGM into GOF)	$19.19	$59.39	$102.13	$221.15
Pro Forma Combined Fund (Both Target Funds into GOF)	$19.60	$60.61	$104.18	$225.37

(1)	Prior to June 22, 2010, GPM was managed by an unaffiliated investment sub-adviser that utilized a different investment strategy.
The examples set for forth above assume common shares of each Fund were owned as of the completion of the Mergers and the reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations. The examples should not be considered a representation of past or future expenses or annual rates of return. Actual expenses or annual rates of return may be more or less than those assumed for purposes of the examples.
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Please call Allison Fumai at Dechert LLP at 212.698.3526 or Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary

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